EXHIBIT 21

HORIZON KINETICS HOLDING CORPORATION

LIST OF SUBSIDIARIES*

(as of December 31, 2024)

Name*	State or Jurisdiction of Incorporation or Organization
Horizon Kinetics LLC	Delaware
Horizon Kinetics Asset Management LLC	Delaware
Kinetics Funds Distributor LLC	Delaware
KBD Securities, LLC	New York
SLG Chemicals, Inc.	Colorado

* Certain subsidiaries have been omitted because, when considered in the aggregate, they do not constitute a significant subsidiary.